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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

METABASIS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59101M 10 5

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 59101M 10 5	13 G	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MPM BioVentures II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power
		331,811
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		331,811
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,811

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 59101M 10 5	13 G	Page 3 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MPM BioVentures II-QP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power
		3,007,300
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		3,007,000
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,007,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 16.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 59101M 10 5	13 G	Page 4 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

	5.	Sole Voting Power
		1,058,729
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		1,508,729
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,058,729

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 5.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 59101M 10 5	13 G	Page 5 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MPM Asset Management Investors 2000B LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power
		69,238
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		69,238
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,238

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 59101M 10 5	13 G	Page 6 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ansbert Gadicke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		4,467,078*
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting
Person
With:	8.	Shared Dispositive Power
		4,467,078*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,467,078*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 23.8%

12.	Type of Reporting Person (See Instructions) IN

*Includes 2,557,075 by MPM BioVentures II-QP, L.P. (“BV II QP”), 282,146 by MPM BioVentures II, L.P. (“BV II”), 58,873 by MPM Asset Management Investors 2000B LLC (“BV AM LLC”) and 900,225 by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“BV KG”). Also includes Common Stock issuable upon exercise of warrants within 60 days of June 21, 2004 as follows: 450,225 by BV II QP, 49,665 by BV II, 10,365 by BV AM LLC and 158,504 by BV KG. MPM Asset Management III L.P. (“AM GP”) and MPM Asset Management II LLC (“AM LLC”) are the direct and indirect general partners of BV III, BV III QP, BV III PF and BV KG. The Reporting Person is a member of BV AM LLC and AM LLC. The Reporting Person disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

CUSIP No. 59101M 10 5	13 G	Page 7 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Luke Evnin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
		6,666*
Number of	6.	Shared Voting Power
Shares		4,467,078*
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		6,666**
Person
With:	8.	Shared Dispositive Power
		4,467,078*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,473,744*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 23.8%

12.	Type of Reporting Person (See Instructions) IN

*Includes 2,557,075 by MPM BioVentures II-QP, L.P. (“BV II QP”), 282,146 by MPM BioVentures II, L.P. (“BV II”), 58,873 by MPM Asset Management Investors 2000B LLC (“BV AM LLC”) and 900,225 by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“BV KG”). Also includes Common Stock issuable upon exercise of warrants within 60 days of June 21, 2004 as follows: 450,225 by BV II QP, 49,665 by BV II, 10,365 by BV AM LLC and 158,504 by BV KG. MPM Asset Management III L.P. (“AM GP”) and MPM Asset Management II LLC (“AM LLC”) are the direct and indirect general partners of BV III, BV III QP, BV III PF and BV KG. The Reporting Person is a member of BV AM LLC and AM LLC. The Reporting Person disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

** Includes 6,666 shares of Common Stock exercisable within 60 days of December 31, 2004.

Item 1.
	(a)	Name of Issuer
Metabasis Therapeutics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
9390 Towne Centre Drive
San Diego, CA 92121

Item 2.
	(a)	Name of Person Filing
MPM BioVentures II, LP MPM BioVentures II-QP, L.P. MPM BioVentures GmbH & Co Parallel-Beteiligungs KG MPM Asset Management Investors 2000B LLC Ansbert Gadicke Luke Evnin

	(b)	Address of Principal Business Office or, if none, Residence
c/o MPM Capital L.P. 111 Huntington Avenue, 31st floor Boston, MA 02199

	(c)	Citizenship
All entities were organized in Delaware, except MPM BioVentures GmbH & Co Parallel-Beteiligungs KG which was organized in Germany. The individuals are United States citizens.

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number
59101M 10 5

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                             Not applicable

Item 4.	Ownership
	(a)	Amount Beneficially Owned:

MPM BioVentures II, LP	331,811
MPM BioVentures II-QP, L.P.	3,007,300
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	1,058,729
MPM Asset Management Investors 2000B LLC	69,238
Ansbert Gadicke	4,467,078	*
Luke Evnin	4,473,744*	**

Percent of Class:

MPM BioVentures II, LP	1.6%
MPM BioVentures II-QP, L.P.	16.2%
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	5.8%
MPM Asset Management Investors 2000B LLC	0.4%
Ansbert Gadicke	23.8%
Luke Evnin	23.8%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

MPM BioVentures II, LP	331,811
MPM BioVentures II-QP, L.P.	3,007,300
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	1,058,729
MPM Asset Management Investors 2000B LLC	69,238
Ansbert Gadicke	4,467,078	*
Luke Evnin	4,473,744*	**

(ii)	Shared power to vote or to direct the vote

MPM BioVentures II, LP	0
MPM BioVentures II-QP, L.P.	0
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	0
MPM Asset Management Investors 2000B LLC	0
Ansbert Gadicke	4,467,078	*
Luke Evnin	4,473,744*	**

(iii)	Sole power to dispose or to direct the disposition of

MPM BioVentures II, LP	331,811
MPM BioVentures II-QP, L.P.	3,007,300
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	1,058,729
MPM Asset Management Investors 2000B LLC	69,238
Ansbert Gadicke	0
Luke Evnin	0

(iv)	Shared power to dispose or to direct the disposition of

MPM BioVentures II, LP	0
MPM BioVentures II-QP, L.P.	0
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	0
MPM Asset Management Investors 2000B LLC	0
Ansbert Gadicke	4,467,078	*
Luke Evnin	4,473,744*	**

*Includes 2,557,075 by MPM BioVentures II-QP, L.P. (“BV II QP”), 282,146 by MPM BioVentures II, L.P. (“BV II”), 58,873 by MPM Asset Management Investors 2000B LLC (“BV AM LLC”) and 900,225 by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“BV KG”). Also includes Common Stock issuable upon exercise of warrants within 60 days of June 21, 2004 as follows: 450,225 by BV II QP, 49,665 by BV II, 10,365 by BV AM LLC and 158,504 by BV KG. MPM Asset Management III L.P. (“AM GP”) and MPM Asset Management II LLC (“AM LLC”) are the direct and indirect general partners of BV III, BV III QP, BV III PF and BV KG. The Reporting Person is a member of BV AM LLC and AM LLC. The Reporting Person disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.
** Includes 6,666 shares of Common Stock exercisable within 60 days of December 31, 2004.

Item 5.            Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          Not Applicable

Item 8.            Identification and Classification of Members of the Group

          Not Applicable

Item 9.            Notice of Dissolution of a Group

          Not Applicable

Item 10.            Certification

          Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2005

MPM BIOVENTURES II, L.P.		MPM BIOVENTURES II-QP, L.P.

By:	MPM Asset Management II, L.P., its General Partner	By:	MPM Asset Management II, L.P., its General Partner

By:	MPM Asset Management II LLC, its General Partner	By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke B. Evnin Title: Manager		Name: Luke B. Evnin Title: Manager

MPM CAPITAL GMBH. & CO. PARALLEL- BETEILIGUNGS KG		MPM ASSET MANAGEMENT INVESTORS 2000B LLC

By:	MPM Asset Management II LP, in its capacity as the Special Limited Partner	By:	/s/ Luke Evnin Name: Luke B. Evnin Title: Manager

By:	MPM Asset Management II LLC, its General Partner	By:	/s/ Luke Evnin Name: Luke Evnin

By:	/s/ Luke Evnin

Name: Luke B. Evnin Title: Manager

By:	/s/ Ansbert Gadicke

Name: Ansbert Gadicke

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Metabasis Therapeutics, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of February, 2005.

MPM BIOVENTURES II, L.P.		MPM BIOVENTURES II-QP, L.P.

By:	MPM Asset Management II, L.P., its General Partner	By:	MPM Asset Management II, L.P., its General Partner

By:	MPM Asset Management II LLC, its General Partner	By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke B. Evnin Title: Manager		Name: Luke B. Evnin Title: Manager

MPM CAPITAL GMBH. & CO. PARALLEL-BETEILIGUNGS KG		MPM ASSET MANAGEMENT INVESTORS 2000B LLC

By:	MPM Asset Management II LP,	By:	/s/ Luke Evnin
in its capacity as the
	Special Limited Partner		Name: Luke B. Evnin
Title: Manager

By:	MPM Asset Management II LLC,	By:	/s/ Luke Evnin
its General Partner
Name: Luke Evnin

By:	/s/ Luke Evnin

Name: Luke B. Evnin
Title: Manager

By:	/s/ Ansbert Gadicke

Name: Ansbert Gadicke